111 Congress Avenue, Suite 1700 Austin, Texas 78701 512.320.9200 Phone 512.320.9292 Fax andrewskurth.com Erik Romberg 512.320.9278 Phone eromberg@andrewskurth.com

February 14, 2017

VIA EDGAR

Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Mail Stop 3030

Washington, D.C. 20549-0303

Re:	ManeGain, Inc.
Amendment No. 3 to Offering Statement on Form 1-A Filed January 26, 2017,
File No. 024-10612

Dear Ms. Ravitz:

This letter is in response to our verbal communications with the staff (the “Staff”) expressing the comments of the Securities and Exchange Commission (the “Commission”) regarding the above referenced filing. On behalf of the Company, we hereby set forth the following information in response to the comments. We are concurrently filing an Amendment to the Form 1-A Offering Statement. We have set forth below in bold and italics the comments made by the Staff. Following each comment is a response and/or summary of the action taken by the Company in response.

Item 9. Management’s Discussion and Analysis of Financial Condition and Operations

1.    We note your response to comment 9, however, your disclosure on page 28 about revenues in excess of $3 million and profits in excess of $1 million is based on 60 salons. In view of your revised disclosure on p. 18 about your belief that salons with yearly revenue of approximately $500,000 would be no more than 10% of your machines in salons, tell us why your revenues of $3 million and profits of $1 million are based on all 60 salons with yearly revenue of $500,000. Also clarify your reference to profits. For example, are you referring to operating profit or net income?

Austin	Beijing	Dallas	Houston	London	New York	The Woodlands	Washington, DC

February 14, 2017

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 28 to remove the reference to $3 million in revenues and $1 million in profits.

Item 4. Dilution

2.    Revise your presentation of pro forma net tangible book value per share in the second paragraph to round to the nearest cent, in order not to imply a greater degree of precision than exists.

Response: In response to the Staff’s comment, the Company has revised the pro forma net tangible book value per share in the second paragraph to round to the nearest cent.

Please refer any further questions or comments to the undersigned at (512) 320-9278.

Sincerely,

/s/ Erik Romberg

Erik Romberg